January 18, 2022

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jason L. Drory, Esq.
Division of Corporation Finance
Office of Life Sciences

Re:	Star Equity Holdings, Inc. Registration Statement on Form S-1 (No. 333-261957)

Ladies and Gentlemen:

On behalf of Star Equity Holdings, Inc. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statement to 5:00 p.m., Eastern time, on Wednesday, January 19, 2022, or as soon as possible thereafter.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc:	Mr. Jeffrey E. Eberwein

STAR EQUITY HOLDINGS, INC.
53 Forest Avenue, Suite 101
Old Greenwich, Connecticut 06870

January 18, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jason L. Drory, Esq.
Division of Corporation Finance
Office of Life Sciences

Re:	Star Equity Holdings, Inc. Registration Statement on Form S-1 (No. 333-261957)

Ladies and Gentlemen:

Star Equity Holdings, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 5:00 p.m., Eastern time, on Wednesday, January 19, 2022, or as soon as possible thereafter.

Very truly yours,

STAR EQUITY HOLDINGS, INC.

By:	/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein
Executive Chairman